Exhibit 1.1

BY-LAWS LATAM AIRLINES GROUP S.A.

SECTION ONE: Name, Registered Office and Purpose

Article 1: A corporation is incorporated that will be governed by the rules applicable to open corporations and will be called LATAM Airlines Group S.A., although it may also indistinctively use the fictitious names of “LATAM Airlines”, “LATAM Airlines Group”, “LATAM Group”, “LAN Airlines”, “LAN Group” y/o “LAN”

Article 2: The Company will have its registered offices in the city of Santiago, borough of the same name, although it may establish agencies, branches, offices or establishments in other places in the country or abroad.

Article 3: The duration of the Company will be indefinite.

Article 4: The Company shall engage in:

(a)	the trade of any form of air and/or ground transportation, whether passenger, cargo, or mail, and of everything relating directly or indirectly to that activity, in the country or abroad, for its own account or others;

(b)	the rendering of services relating to the maintenance and repair of aircraft, whether own or third parties;

(c)	the development and exploitation of other activities derived from the business purpose and/or linked, related, cooperative or complementary thereto;

(d)	the trade and development of activities relating to travel, tourism and lodging; and

(e)	holding interests in companies of any type or kind that facilitate the business of the Company.

SECTION TWO: Capital, Shares and Shareholders

Article 51: The capital of the Company is US$3,174,555,519.29, divided into 608,374,525 shares in one single series, with no par value. There are no special series of shares or privileges. The form of share certificates, their issuance, exchange, ruin, misplacement, replacement and other circumstances thereof as well as the transfer of shares shall be governed by the provisions in the Companies Law and its Regulations.

Article 6: Shareholders may stipulate agreements limiting the free transfer of shares, but those agreements shall be deposited with the Company and be available to other shareholders and interested third parties, and they shall be annotated in the shareholders registry in order to be valid

SECTION THREE: Management

Article 7: The Company will be managed by the Board of Directors that will be elected by the Shareholders Meeting.

Article 8: The Board will be comprised of nine members and will hold office for two years. Members may be reelected. There will be no need to be a shareholder in order to be a director. The Board will appoint a Chairman and a Vice Chairman from among its members. The Vice Chairman shall substitute for the Chairman in the event of the latter’s absence or impediment. The Board of Directors may appoint an Interim Chairman whenever the Chairman and Vice Chairman are absent or suffer from an impediment. The absences or impediments behind such substitution shall not have to be proven to third parties.

[1]	According to public deeds dated June 12, 2018 and March 5, 2020, respectively, both granted at the Notary of Santiago by Mr. Eduardo Javier Diez Morello and written out of line on the registration of the Company in the Santiago Registry of Commerce, the capital of the Company was reduced as a matter of law. Currently, the Company’s capital amounts to US $ 3,146,265,152.04, divided into 606,407,693 shares, of the same and unique series, without par value, and is fully subscribed and paid.

Article 9: The entire Board of Directors shall be elected at the next Regular Shareholders Meeting to be held by the Company whenever there is a vacancy in a Directorship. The Board may appoint a replacement in the interim.

Article 10: Directors will be compensated for their office. Whether they will be compensated and the amount thereof will be determined annually by the Regular Shareholders Meeting.

Article 11: Board meetings shall be installed by the presence of a majority of Directors. Resolutions will be adopted by an absolute majority of the Directors present, save resolutions that require a higher majority according to the law or these by-laws.

Any tie shall be decided by the vote of the Chairman of the Meeting. The Chief Executive Officer of the Company shall act as Secretary or the person expressly appointed by the Board of Directors to that position.

Article 12: The Board shall hold regular meetings on the days and at the times it determines. In any case, it shall meet at least once a month. Special meetings may be held when they are convened specially by the Chairman together with two directors and/or at the request of an absolute majority of directors, in which case the meeting must necessarily be held.

Article 13: The Board represents the Company judicially and extrajudicially and shall be vested, in order to fulfill the business purpose, which shall not be necessary to prove to third parties, with all powers of administration and disposition that the Law, Regulations and these by-laws do not reserve for the shareholders meeting. There will be no need to grant any special power of attorney, including for those acts or contracts regarding which the laws require such an event, as provided in article 40 of the Law. The foregoing is without prejudice to the judicial representation pertaining to the Chief Executive Officer of the Company. The Board of Directors may delegate part of its authority to the General Manager, Managers, attorneys of the Company, to one director or a committee of directors, and to other people for certain special purposes.

Article 14: The deliberations and resolutions of the Board of Directors shall be written down in a minutes book that will be signed on each occasion by the directors who attended the meeting and by the Secretary. A director who wishes to circumvent his liability for any act or resolution of the Board shall have his opposition recorded in the minutes and that opposition shall be disclosed by the Chairman at the next Regular General Shareholders Meeting. If a director die or be unable for any reason to sign the corresponding minutes, a record of that fact shall be left at the foot of the minutes. The minutes shall be deemed approved as from the time they have been signed by the aforesaid persons, and from that moment the resolutions indicated therein may be implemented.

Article 15: The Company will have an Executive Vice President and a Manager, who will be the legal representative of the Company. Both positions will be appointed by the Board of Directors and may be held by one same person. The Executive Vice President shall have the powers conferred thereupon by the Board of Directors. The Manager shall have the powers delegated thereto by the Board of Directors, notwithstanding those corresponding thereto by the Law and in particular:

(i)	he shall represent the Company judicially with the powers listed in both subparagraphs of article seventh of the Code of Civil Procedure, which are deemed expressly set out.

(ii)	he shall execute and enter into all acts and contracts, whether civil, commercial, administrative or otherwise, conducive to the purposes of the Company within the limits on amount set by the Board; and

(iii)	generally, he shall implement resolutions of the Board and execute all acts for which he has been expressly delegated authority, in the form, amount and conditions that are determined. The Board shall appoint one or more persons who may individually validly represent the company in all notifications made thereto in absence of the Manager, which the interested party shall not have to evidence.

SECTION FOUR: Shareholders Meetings

Article 16: Shareholders shall meet in a regular meeting once a year between February 1 and April 30.

Article 17: Matters for a regular meeting are:

1.	the annual appointment of the independent external auditors to examine the accounting, inventory, balance sheet and other financial statements of the Company;

2.	the examination of the situation of the Company and of the reports by the external auditors and approval, amendment or rejection of the annual report, balance sheet and financial statements and exhibits;

3.	the approval of the distribution of fiscal year profits and the payment of dividends;

4.	the election or revocation of the board, liquidators and auditors of management;

5.	the determination of the annual compensation of directors;

6.	acknowledgement of the resolutions adopted by the Board in which there was opposition of one or more directors.

7.	acknowledgement of the resolutions approving acts or contracts in which one or more directors had or have an interest personally or as the representative of another person; and

8.	generally, any matter of corporate interest not reserved for a Special Shareholders Meeting.

Article 18: Matters for a Special Shareholders Meeting are:

1.	the amendment of the Company’s by-laws;

2.	the issuance of bonds or debentures convertible to shares;

3.	the grant of real or personal guarantees to secure third-party obligations when those third parties are not subsidiaries; and

4.	the other matters surrendered to the debate thereof by the by-laws and the law.

Article 19: Notices of meetings shall be given by a prominent advertisement that will be published at least 3 times on different days in a newspaper in the corporate domicile determined by the meeting or, failing agreement, or when compliance therewith is impossible, in the Official Gazette, in the time, form and conditions determined by the Companies Regulations.

In addition to the preceding notice, a notice should be sent by mail to each shareholder a minimum of 15 days in advance of the date of the meeting, which shall contain a reference to the matters to be discussed thereat.

The notice shall mention the resolutions of the Board that the Meeting must study according to Article 44 of the Law. Meetings attended by all issued shares may be validly held even though the formalities required for notice have not been completed.

Article 20: Regular and Special Shareholders Meeting shall be validly installed by representatives of a majority of the issued shares. If that number is not present, a new notice will be given and the Regular or Special Shareholders Meeting will be validly installed by the shareholders attending.

Special Shareholders Meetings shall be held before a notary. Second notices may only be published once the meeting has failed under a first notice or second notice, as the case may be, and a new shareholders meeting shall be convened, regardless, within 45 days after the date set for the meeting that was not held under a first notice.

Notices shall be published in the same period indicated above.

Article 21: Resolutions of both Regular and Special Shareholders Meeting shall be adopted by the affirmative vote of at least an absolute majority of the shares represented at the meeting. In any case, the resolutions indicated in the second subparagraph of article 67 of the Companies Law shall require the affirmative vote of two-thirds of the issued and voting shares. Only shareholders registered in the Shareholders Registry five days in advance of the date of the respective meeting may attend meetings and exercise their right to speak and vote. Directors shall be elected in one single voting, and the persons who earn the nine highest majorities shall be deemed elected. Shareholders may distribute their votes among candidates in the manner they deem convenient. In order to proceed with voting, save unanimously resolution otherwise, the Chairman and Secretary, together with the persons previously designated by the meeting to sign the minutes thereof, shall record in a document the votes that are cast out loud by the shareholders present, in the order of the attendance list. Any shareholder shall have the right, however, to vote on a ballot signed thereby, stating whether he signs personally or on behalf of another.

Notwithstanding the foregoing, in order to facilitate the conduct or quickness of the voting, the Chairman or the Superintendency, as the case maybe, may order that voting be taken alternatively and indistinctively out loud or by ballot. When counting votes from the annotations made by the aforesaid persons, the Chairman may read the votes out loud in order for all those present to calculate the votes themselves or to confirm the true outcome through such annotation and ballots.

The Secretary shall add up the votes and the Chairman shall proclaim the top majorities until completing the number to be elected.

The Secretary will put all papers in an envelope that he will close and seal by the company seal, which will be filed with the Company for at least two years.

Article 22: Shareholders may be represented at meetings by other shareholders or by third parties in the form and conditions set down in the Regulations. The proxy granted for the meeting not held shall be deemed valid for the new meeting held instead provided the first meeting was not held due to a lack of quorum.

Article 23: Attendees at meetings shall sign an attendance sheet that will indicate after their signature the number of shares held by the signatory, the number of shares represented by the signatory and the name of the principal.

Article 24: Deliberations and resolutions of Shareholders Meetings shall be set down in a Special Minutes Book that will be kept by the Secretary. Minutes will be signed by the Chairman or by his substitute, by the Secretary and by three Shareholders on behalf of attendees, elected by the meeting.

An abstract of the events of the meeting shall be written in minutes and the following data necessarily recorded: the name of the shareholders present, the number of shares owned or represented by each, a succinct account of any observations, an account of the motions submitted to discussion and the outcome of voting, and the list of shareholders who have voted against those motions, if anyone has requested nominal voting.

Only under the unanimous consent of attendees may the record of some event occurring at the meeting be eliminated from the minutes, provided it relates to corporate interests.

The minutes containing the election of directors shall indicate the names of all shareholders present and specify the number of shares voted by each, personally or on behalf of another, and the general outcome of the voting.

A copy of these minutes will be sent to the Superintendency of Securities and Insurance. The Company shall notify the Superintendency of the appointment of directors who are replaced within three business days.

SECTION FIVE: Annual Report, Balance Sheet and Profits

Article 25: A General Balance Sheet of the Company’s assets and liabilities shall be prepared as of December 31st of each year, which will contain the indications required by the laws and regulations.

Article 26: At the Regular General Shareholders Meeting, the Board of Directors shall advise shareholders of the status of the Company’s business and present an annual report containing explanatory and analytical information on the transactions performed in the most recent fiscal year, accompanied by the general balance sheet, profit and loss statement and report presented by the external auditors.

All sums earned during the fiscal year by the Chairman and Director shall be placed in separate lines within the profit and loss accounts in such balance sheet.

Article 27: Dividends shall be paid exclusively against net profits from the fiscal year or retained earnings in balance sheets approved by the Shareholders Meeting. Should the Company have accumulated losses, profits earned in the fiscal year shall be first allocated to absorbing those losses. A cash dividend shall be paid annually to shareholders in proportion to their shares, amounting to at least 30% of the net profits from each fiscal year, save resolution otherwise adopted unanimously by the respective meeting.

Article 28: The annual report, balance sheet and inventory, minutes, books and other items supporting them and the report that the external auditors must present shall be available to shareholders for examination at the management’s offices for 15 days prior to the date set for the Regular General Shareholders Meeting. For this purpose, the Company shall keep printed or typed copies of those documents in that office The Company shall send each of the shareholders registered in the respective Registry a copy of the balance sheet and of the annual report of the Company on a date that is no later than the date of the first notice convening a Regular Shareholders Meeting, including the opinion of the auditors and the respective notes, all without prejudice to the provisions in the second and third subparagraphs of article 75 of the law.

Article 29: The Company shall publish the information determined by the Superintendency of Securities and Insurance on its duly audited general balance sheets and profit and loss statements in a widely circulated newspaper in the corporate domicile no less than 10 nor more than 20 days in advance of the date of the Regular Shareholders Meeting that will decide on them. In that same period, the Company shall submit the number of counterparts of such documents to the Superintendency of Securities and Insurance as determined thereby. If the balance sheet and profit and loss statements are modified by the meeting, the changes will be published in the same newspaper within 15 days following the date of the meeting, notwithstanding that they must also be sent to the Shareholders registered in the Registry. The balance sheet shall contain the name of the Chairman, directors, managers and indicate the share transactions performed by such individuals during the fiscal year.

Article 30: When the condition of corporate funds allow and the Board deems it convenient, interim dividends may be paid to Shareholders during the fiscal year on account of profits from that year, under the personal liability of directors approving the resolution, provided there are no cumulative losses.

SECTION SIX: Audit of Management

Article 31: The Regular Shareholders Meeting shall appoint independent external auditors annually to examine the accounting, inventories, balance sheets and other financial statements of the Company, under the obligation to report in writing on fulfillment of their mandate to the next Regular Shareholders Meeting.

SECTION SEVEN: Arbitration

Article 32: Any matter arising among shareholders as such or among them and the company or its managers shall be resolved without form of trial or further remedy by an arbitrator ex aequo et bono appointed by mutual consent of the parties involved, and failing consent, by the ordinary courts, in which case the arbitrator shall be a conciliator in regard to procedure and an arbiter in regard to the ruling. The appointment shall fall upon an attorney who is or has been a deputy justice of the Supreme Court of Justice for at least one year. Notwithstanding the foregoing, the plaintiff in any dispute may remove the hearing thereof from the venue of arbitrators and submit to the decision of the Ordinary Courts.

TRANSITORY ARTICLES

Sole Transitory Article2: The capital of the Company is US$3,174,555,519.29, divided into 608,374,525 shares in one single series, with no par value, which has been and will be subscribed and paid as follows:

(One) The sum of US$ US$3,146,265,152.04 divided into 606,407,693 shares, fully subscribed and paid in prior to this date; and

(Two) The sum of US$23,622,047.25, divided into 1,500,000 shares, to be used for compensation plans for workers of the Company and its subsidiaries, pursuant to the provisions of Article 24 of the Securities Market Law, to be subscribed and paid within the maximum term that expires on June 11, 2018. The Board of Directors was fully empowered to create and implement the programs for the subscription and payment of these shares, to be carried out in one or more stages; to fix the subscription price of these shares in accordance with the delegation agreements of the Extraordinary Shareholders Meeting in accordance with the Securities Market Law; and, in general, to resolve all situations, modalities, complements, modifications and details that may arise or be required in relation to the statute reform of which these actions are part, and related matters. Regarding these shares, the shareholders do not enjoy the right of preferential option, as provided in the third section of the aforementioned Article 24. The value of these shares must be paid in cash at the time of their subscription, in cash, check, bank voucher, electronic funds transfer or any other instrument or representative effect of money; and

[2]	According to public deeds dated June 12, 2018 and March 5, 2020, respectively, both granted at the Notary of Santiago by Mr. Eduardo Javier Diez Morello and written out of line on the registration of the Company in the Santiago Registry of Commerce, the capital of the Company was reduced as a matter of law. Currently, the Company’s capital amounts to US $ 3,146,265,152.04, divided into 606,407,693 shares, of the same and unique series, without par value, and is fully subscribed and paid.

(Three) The sum of US$4,668,320, divided into 466,832 shares to be subscribed and paid on account of the capital increase approved at the Special Shareholders Meeting of the Company held on August 18, 2016, according with what was agreed at said Meeting, as applicable.

Regarding this capital increase, among others:

a)	These shares must be subscribed and paid before August 18, 2019;

b)	The price of these shares must paid at once, at the moment of its subscription, in USD, either in cash or via electronic transfer of funds; or in CLP, the legal tender, according to the observed exchange rate that the Central Bank of Chile reports in the Official Journal of Chile on the date of said payment, either by check, bank draft, electronic transfer or by any other means or instrument representing money payable on demand;

c)	The shares are issued and registered in the Securities Registry of the Securities and Insurance Commission, with the N ° 1,048, dated November 11, 2016;

d)	These shares - which were already offered preferably to the shareholders and assignees of the options, at a price of US $ 10 per share - may be offered to shareholders and / or third parties on the dates deemed pertinent by the Board, which has been broadly empowered to determine the procedures for the same.; and

e)	The Company’s Board of Directors is amply empowered, within the framework of the resolutions adopted by the August 18 2016 Special Shareholders Meeting, to resolve the placement of these shares; to represent the Company or order that it be represented before any type of authority, entity or person, including, but not limited to, government, regulatory or oversight entities, stock exchanges or others related to the securities market; to grant the powers of attorney necessary or convenient to implement all or part of the foregoing; and, in general, to resolve all situations, modalities, supplements, amendments and details that may arise or be required in relation to this bylaw reform and related matters approved by the June 18, 2016 Special Shareholders Meeting.

CERTIFICATE

LATAM Airlines Group S.A. is an open corporation registered in the Securities Registry under N ° 0306. It was constituted by a public deed granted at the Notary of Santiago by Mr. Eduardo Avello Arellano dated December 30, 1983, an extract of which was inscribed on pages 20,341 N ° 11,248 in the Registry of Commerce of Santiago for the year 1983 and was published in the Official Gazette on December 31, 1983. A consolidated text of the bylaws of the company was approved by the Extraordinary Shareholders’ Meeting held on September 15 of 1988, whose record was reduced to public deed dated October 7, 1988 at the Santiago Notary Office of Mr. Mario Baros González. The respective extract was registered at page 25.966 No. 13.208 in the Santiago Registry of Commerce for the year 1988 and published on October 21, 1988 in the Official Gazette. Subsequently, the bylaws of the company were modified as reported in the public deed granted in the Notary of Santiago by Mr. Mario Baros González on August 2, 1989, the extract of which was registered on page 24,330 No. 12,374 in the Registry of Commerce of Santiago corresponding to the year 1989 and was published in the Official Gazette dated September 9, 1989; in the public deed granted in the Santiago Notary Office of Mr. Víctor Manuel Correa Valenzuela on January 31, 1990, the extract of which was registered in sheet 4,038 No. 2,167 in the Santiago Registry of Commerce for the year 1990 and published in the Official Gazette dated February 10, 1990; in the public deed granted in the Santiago Notary Office of Mr. Iván Torrealba Acevedo dated November 12, 1990, the extract of which was registered on page 31,410 No. 15,623 in the Santiago Registry of Commerce for the year 1990 and published in the Journal Official dated November 17, 1990; in the public deed granted at the Notary of Santiago by Mr. Víctor Manuel Correa Valenzuela on May 6, 1991, the extract of which was registered on page 13,150 No. 6,518 in the Commercial Registry of Santiago for the year 1991 and published in the Official Newspaper dated May 14, 1991; in the public deed granted at the Santiago Notary Office of Mr. Víctor Manuel Correa Valenzuela on March 17, 1994, the extract of which was registered on page 5,595 No. 4,601 in the Commercial Registry of Santiago for the year 1994 and published in the Official Gazette dated March 21, 1994; in the public deed granted in the Notary of Santiago of Mr. Eduardo Pinto Peralta on August 28, 1997, the extract of which was registered on page 21.506 No. 17,221 in the Registry of Commerce of Santiago for the year 1997 and published in the Journal Official dated September 2, 1997; in the public deed granted at the Notary Public of Santiago by Mr. Eduardo Pinto Peralta on May 15, 1998, the extract of which was registered on page 11,806 No. 9,626 in the Commercial Registry of Santiago for the year 1998 and published in the Journal Official dated May 29, 1998; in the public deed granted in the Notary of Santiago of Mr. Eduardo Pinto Peralta on September 7, 2000, whose extract was registered on page 23,758 No. 18,844 in the Commercial Registry of Santiago for the year 2000 and was published in the Journal Official dated September 12, 2000; in the public deed granted in the Santiago Notarial Office of Mr. Iván Torrealba Acevedo dated July 28, 2004, the extract of which was registered on page 25.128 No. 18.764 in the Registry of Commerce of Santiago for the year 2004 and published in the Journal Official dated August 21, 2004; in the public deed granted at the Santiago Notary Office of Mr. Raúl Undurraga Laso on January 26, 2007, the extract of which was registered on page 7,232 No. 5,340 in the Santiago Registry of Commerce for the year 2007 and published in the Journal Officer dated February 19, 2007; in the public deed granted in the Santiago Notary Office of Mr. Raúl Undurraga Laso dated April 9, 2007, whose extract was registered on page 14,510 No. 10,713 in the Registry of Commerce of Santiago for the year 2007 and was published in the Journal Official dated April 14, 2007. A new text of the bylaws of the company was approved by the Extraordinary Shareholders’ Meeting held on December 21, 2011, whose minutes were reduced to a public deed dated January 11, 2012 granted at the Notary of Santiago of Mr. Eduardo Diez Morello, whose extract was registered on page 4,238 No. 2,921 in the Commercial Registry of Santiago for the year 2012 and was published in the Official Gazette on January 14, 2012. Subsequently, the bylaws of the company were modified as reported in the public deed granted at the Notary of Santiago by Mr. Eduardo Diez Morello on September 24, 2012, the extract of which was registered on page 67,812 No. 47,164 in the Registry of Comercio de Santiago corresponding to the year 2012 and published in the Official Gazette on September 28, 2012; in the public deed granted at the Notary Public of Santiago by Mr. Eduardo Diez Morello dated June 11, 2013, the extract of which was registered on page 46,205 No. 30,852 in the Santiago Registry of Commerce for the year 2013 and published in the Journal Official dated June 19, 2013; in the public deed granted at the Notary of Santiago by Mr. Eduardo Diez Morello on August 19, 2016, the extract of which was registered on page 62,588 No. 33.796 in the Commercial Registry of Santiago for the year 2016 and was published in the Journal Official dated August 24, 2016; in the public deed granted in the Notary of Santiago of Mr. Eduardo Diez Morello on December 27, 2016, of declaration of reduction of capital in full right, of which reason was taken on the margin of the social inscription dated January 30 of 2017; in the public deed granted at the Notary of Santiago by Mr. Cosme Gomila Gatica on May 19, 2017, the extract of which was registered on page 44,073 No. 24,041 in the Commercial Registry of Santiago for the year 2017 and published in the Journal Official dated June 3, 2017; in the public deed granted in the Notary of Santiago by Mr. Eduardo Diez Morello on June 12, 2018, of a declaration of a reduction of capital as a matter of law, which was taken out of line with the social registration dated 17 July 2018; and in the public deed granted in the Notary of Santiago by Mr. Eduardo Diez Morello on March 5, 2020, of a declaration of a reduction of the capital as a matter of law, which was taken out of line with the social registration dated March 11, 2020.

It is certified that the attached text corresponds to the current statutes of LATAM Airlines Group S.A.

Santiago, Chile, March 11, 2020.

Enrique Cueto Plaza

CEO

LATAM AIRLINES GROUP S.A.